UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒	SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐	SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended September 30, 2024

Worthy Peer Capital II, Inc.

(Exact name of issuer as specified in its charter)

Florida	84-3587018
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

One Boca Commerce Center 551 NW 77 Street Suite 212 Boca Raton, FL	33487
(Full mailing address of principal executive offices)	(Zip Code)

(561) 288-8467

(Issuer’s telephone number, including area code)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This semi-annual report contains forward looking statements that are subject to various risk and uncertainties and that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results, in contrast with statements that reflect historical facts. Many of these statements are contained under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Forward-looking statements are generally identifiable by use of forward-looking terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project” or “expect,” “may,” “will,” “would,” “could” or “should,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, or state other forward-looking information. Our ability to predict future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, actual outcomes could differ materially from those set forth or anticipated in our forward-looking statements. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this semi-annual report. Furthermore, except as required by law, we are under no duty to, and do not intend to, update any of our forward-looking statements after the date of this semi-annual report, whether as a result of new information, future events or otherwise.

You should thoroughly read this semi-annual report and the documents that we refer to herein with the understanding that our actual future results may be materially different from and/or worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except for our ongoing obligations to disclose material information under the Federal securities laws, we undertake no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events. These forward-looking statements speak only as of the date of this semi-annual report, and you should not rely on these statements without also considering the risks and uncertainties associated with these statements and our business.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

You should read the following discussion and analysis of our consolidated financial condition and consolidated results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this semi-annual report.

Background and Overview

Worthy Peer Capital II, Inc., a Florida corporation, (the “Company,” “WPC”, “we,” or “us”) was founded in October of 2019. Also, in October 2019, the Company organized Worthy Lending II, LLC, a Delaware limited liability company, as a wholly owned subsidiary. Through our wholly owned subsidiary Worthy Lending II, LLC (“WL II”), we made primarily secured loans, typically to small and mid-size business borrowers. We sold our Worthy Bonds in $10.00 increments, until the maximum number of SEC qualified bonds were sold out, directly through our Worthy Peer Capital II website via computer or the Worthy App., to fund our loans to small and mid-size business borrowers.

We are a wholly owned subsidiary of Worthy Financial, Inc. (“WFI”), or “Worthy Financial” which owns a mobile app (the “Worthy App”) that allows its users to round up their debit card and checking account linked credit card purchases and other checking account transactions and thereafter use the “round up” dollars in increments of $10.00 to purchase Worthy Bonds. The “users” may also use additional funds to purchase Worthy Bonds. WFI also owns the technology on the website. This technology is defined as the “Worthy Technology Platform.”

On March 17, 2020, we began the Offering of $50 million aggregate principal of Worthy II Bonds (the “Worthy II Bonds”) under our qualified Offering Statement (File No. 024-11150). On October 1, 2020, we completed the Offering. From March 17, 2020 through October 1, 2020, we sold approximately $50 million aggregate principal amount of Worthy II Bonds to 17,823 investors.

Our business model was centered around providing loans for small and mid-size businesses, including loans to manufacturers, wholesalers and retailers of, and to prospective purchasers of specified merchandise and services secured by the assets of the borrowers, provided the amount and nature of such activities do not cause us to lose our exemption from regulations as an investment company pursuant to the Investment Company Act of 1940.

Loans Receivable

The Company, through its wholly owned subsidiary WL II, loaned funds to borrowers under loan agreements, with small and mid-size business borrowers based in the United States. The loans pay interest at varying rates ranging from approximately 12% to 18% per year. The term of the loans generally range from six months to two years, with no prepayment penalty and generally pay interest only until maturity. The loans are secured by the assets of the borrowers.

2

These loans were funded by our bond sales.

A summary of the Company’s loan portfolio as of September 30, 2024, disaggregated by class of financing receivable, are as follows:

	Loans to U.S Wholesalers, Retailers and Manufacturers - secured by Inventory and Equipment	Total	Loans to Real Estate Developers Secured by First Mortgages

Outstanding September 30, 2024

Loans	$1,358,755	$1,358,755	$-

Allowance for loan losses	$(1,358,755)	$(1,358,755)	$-

Total Loans, net	$-	$-	$-

Percentage of total outstanding loans receivable	100%	-	-

Percentage of total outstanding Mortgage loans receivable	-	-	-

A summary of the Company’s loan portfolio as of March 31, 2024, disaggregated by class of financing receivable, are as follows:

	Loans to U.S Wholesalers, Retailers and Manufacturers - secured by Inventory and Equipment	Total	Loans to Real Estate Developers Secured by First Mortgages

Outstanding March 31, 2024

Loans, net of loan Origination Fees and Cost	$1,394,091	$1,394,091	$-

Allowance for loan losses	$(1,329,016)	$(1,329,016)	$-

Total Loans, net	$65,075	$65,075	$-

All of our loans are individually evaluated for impairment purposes when calculating the allowances for loan losses.

As of September 30, 2024, and March 31, 2024, all of our loans are individually evaluated for impairment purposes when calculating the allowances for loan losses. As of September 30, 2024, and March 31, 2024, the recorded investment in financing receivables used to individually evaluate for impairment was $1,358,755 and $1,394,091, respectively.

	Balance at March 31, 2024	Write-off	Provision for loan loss	Balance at September 30, 2024

Loan Receivable Allowance	$1,329,016	$-	$29,739	$1,358,755

Interest Receivable Allowance	$190,278	$-	$3,552	$193,830

Total	$1,519,294	$-	$33,291	$1,552,585

At September 30, 2024, the Company had 3 loans receivable past due and on non-accrual status, which were past due by more than 90 days. These loans have a principal balance of $1,358,755 and accrued interest receivable balance of $193,830 at September 30, 2024. We received and recorded $0 of interest income on these loans during the six months ended September 30, 2024. These loans were fully reserved for loan principal and interest receivable.

At March 31, 2024, the Company had 3 loans receivable past due and on non-accrual status, which were past due by more than 90 days. The loans have a principal balance of $1,353,681 and accrued interest receivable balance of $193,830 at March 31, 2024. We received approximately $0 of interest income and recorded approximately $15,000 of interest income on these loans during the year ended March 31, 2024. The reserve for loan loss on these loans is $1,329,016 and $190,279 for the accrued interest receivable at March 31, 2024.

3

As of September 30, 2024, future annual maturities of gross loans receivable held for investment and mortgage loans held for investment consists of the following:

Period Ended September 30,	Amount
2025	$1,358,755

$1,358,755

As of September 30, 2024, there were 3 loans with a total balance of $1,358,755, which were only required to pay interest until maturity when the principal was due.

The following is an aging analysis of past due loans receivable at September 30, 2024:

	0 to 30 Days	31 to 60 Days	61 to 90 Days	Greater than 90 Days	Total	Loan Loss Allowance	Unearned Income

Loans to U.S wholesalers, retailers and manufacturers secured by inventory and equipment	$-	$-	$-	$1,358,755	$1,358,755	$1,358,755	$-

Total	$-	$-	$-	$1,358,755	$1,358,755	$1,358,755	$-

As of March 31, 2024, there were 4 loans with a total balance of $1,394,091, which were only required to pay interest until maturity when the principal is due.

The following is an aging analysis of past due loans receivable at March 31, 2024:

	0 to 30 Days	31 to 60 Days	61 to 90 Days	Greater than 90 Days	Total	Loan Loss Allowance	Unearned Income

Loans to U.S wholesalers, retailers and manufacturers secured by inventory and equipment	$-	$-	$-	$1,394,091	$1,394,091	$1,329,016	$-

Total	$-	$-	$-	$1,394,091	$1,394,091	$1,329,016	$-

4

Recent Developments

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company generated net losses and had cash used in operations of approximately $403,000 and $212,000, respectively, for the six months ended September 30, 2024. At September 30, 2024, we had a shareholder’s deficit and accumulated deficit of approximately $6,073,000 and $6,183,000, respectively. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the issuance date of this report. During 2024, the Company continues to incur losses.

In response to the losses incurred, the Company continues to constantly evaluate and monitor its cash needs and existing cash burn rate, in order to make adjustments to its operating expenses. Cash on hand was approximately $529,000 at September 30, 2024. This cash was obtained through the sale of our Worthy Bonds and through interest, dividends and fees earned on our loans and investments.

On July 26, 2023, Worthy Peer Capital II, Inc. advised all bondholders that due to a number of domestic and global economic factors, some of its loans to small businesses, including loans to manufacturers, wholesalers, and retailers secured by inventory, accounts receivable and/or equipment and purchase order financing, have defaulted in their payment obligations. The foregoing defaults in small business loans has caused current illiquidity of Worthy Peer Capital II, Inc.’s overall loan portfolio. As a result, Worthy Peer Capital II, Inc. temporarily delayed the redemption of outstanding bonds while continuing to accrue interest at 5.5% (5.75% effective August 2023 and 7% effective November 2023). $4,958,615 of Worthy Peer Capital II Bonds at September 30, 2024 are subject to the suspension of redemptions. Prior to the suspension in redemptions Worthy Peer Capital II, Inc. had redeemed $43,984,983 of Worthy Peer Capital II Bonds. As of September 30, 2024, Worthy Peer Capital II has redeemed $45,041,005 of Worthy Peer Capital II Bonds. Worthy Peer Capital II, Inc. continues to pursue outstanding loan collections and will redeem outstanding bonds with accrued interest as loan collections and other asset liquidation permits and will do so automatically in the order of bond maturity and redemption requests. To the extent that Worthy Peer Capital II, Inc.’s asset liquidity does not provide sufficient funds for full bond redemption, it is the intention of WFI, the parent company of Worthy Peer Capital II, Inc., to provide capital contributions to Worthy Peer Capital II, Inc., for redemption of outstanding bonds from a pending transaction.

5

No assurances can be given that the Company will achieve success without seeking additional financing. There also can be no assurances that any additional financing if required, can be obtained, or obtained on reasonable terms acceptable to the Company. The consolidated financial statements do not include adjustments related to the recoverability and classifications of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Operating Results

Interest on loans receivable

Interest on loans receivable for the six months ended September 30, 2024 were $0, compared to $99,154 for the six months ended September 30, 2023, a decrease of $99,154 from the six months ended September 30, 2023. This decrease was due to a significant decrease in the loans receivable balance during the six month period ended September 30, 2024 as compared to September 30, 2023. At September 30, 2024, our loans receivable held for investment, net balance was $0, which was a decrease of approximately $65,000 from the balance of $65,000 at March 31, 2024.

Cost of Revenue

Interest expense on bonds

Interest expense on bonds for the six-month period ended September 30, 2024 was $182,844, a decrease of $107,709 from the six month period ended September 30, 2023. Interest expense on bonds for the six-month period ended September 30, 2023, was $290,553. The decrease was the direct result of the decrease in outstanding bond liabilities throughout the years. Bonds outstanding were $4,958,615 at September 30, 2024, $5,793,895 at September 30, 2023 and 14,408,609 at March 31, 2023.

Provision for loan losses

The provision for loan losses for the six months ended September 30, 2024 is $33,291 as compared to $36,996 for the six months ended September 30, 2023.

Operating Expenses

As a result of the Worthy II Bonds selling out in October of 2020, which significantly reduced related operating expenses, and the organization of a new WFI subsidiary which resulted in the reallocation of shared expenses, our operating expenses decreased substantially in the six months ended September 30, 2024 as compared to the six months ended September 30, 2023. As a result of continuing bond redemptions and the pay downs of loans receivable our operating expenses continued to decrease in the six months ended September 30, 2024.

This decrease is primarily attributable to decreases of approximately $63,000 in compensation and related costs and approximately $57,000 in general and administrative expenses. The decrease in compensation and related expenses and general and administrative expenses is the result of having nine months without an active bond offering.

6

Other Income (Expenses)

Realized and Unrealized gains (losses) on investments, net

For the six months ended September 30, 2024, and September 30, 2023 our net unrealized gains (losses) on investments net of gains were $0 and ($71,214), respectively. Unrealized gains on available for sale debt securities, which is recorded as other comprehensive income, was $0 and $26,132, for the six months ended September 30, 2024 and 2023, respectively.

Interest and Dividends

Interest and Dividends on Investments for the six months ended September 30, 2024, were $0 as compared to $20,347 for the six months ended September 30, 2023, this $20,347 decrease was the direct result of significantly decreasing our investment portfolio beginning in September of 2023.

Liquidity and Capital Resources

At September 30, 2024, we had total shareholder’s deficit of approximately $6,073,000 as compared to a total shareholder’s deficit of approximately $5,671,000 at March 31, 2024.

Our total assets decreased by approximately $249,000 at September 30, 2024 as compared to March 31, 2024, which principally reflects approximately $529,000 cash on hand at September 30, 2024 as compared to approximately $709,000 cash on hand at March 31, 2024, and $1,359,000 of loans receivable as compared to approximately $1,329,000 at March 31, 2024.

We do not have any commitments for capital expenditures.

Our consolidated shareholders’ deficit and working capital deficiency is the result of insufficient revenue from loans and investments to cover operating expenses.

To date, the working capital deficit has been funded by capital infusions to the Company, from its parent (WFI), through funds raised by the parent in a variety of equity, debt, and convertible debt financings. One of the primary uses of the proceeds of a pending parent company transaction is to provide additional capital to the Company and to reduce or eliminate the shareholders’ deficit.

Worthy Bond redemptions subsequent to September 30, 2024, were $0. Redemptions were paused subsequent to July 26, 2023, based on the Company’s liquidity levels.

Summary of cash flows

	Six Months Ended September 30, 2024	Six Months Ended September 30, 2023
Net cash (used) in provided by operating activities	$(212,389)	$(1,060,131)
Net cash (used) in provided by investing activities	$35,337	$6,398,740
Net cash (used) in provided by financing activities	$(2,949)	$(8,645,457)

For the six months ended September 30, 2024, net cash used in operating activities was $212,389, this starts with the net loss of $402,694, offset primarily by $182,845 accrued bond interest addback and $29,738 of provision for loan loss addback and increased by $27,407 of accrued expenses. Net cash provided by investing activities in the six months ended September 30, 2024, represent loan pay downs offset by loan disbursements made together with the purchase of investment securities, offset by the sale of investment securities. Net cash used in financing activities in the six months ended September 30, 2024, consists primarily of bond redemptions and payments to affiliate.

7

Significant accounting policies

Our significant accounting policies are fully described in Note 3 to our consolidated financial statements appearing elsewhere in this Semi-Annual Report, and we believe those accounting policies are critical to the process of making significant judgments and estimates in the preparation of our consolidated financial statements.

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“US-GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates. Estimates which are particularly significant to the consolidated financial statements include, but are not limited to, assessing the collectability of loans and interest receivable, due from related parties, valuation of investments, the useful lives of property and equipment, the estimate of the fair value of the lease liability and related right of use asset, the estimate of our internal labor based loan origination costs and estimates of the valuation allowance on deferred tax assets.

Revenue Recognition

We recognize revenue in accordance with the guidance in FASB ASC 942 “Financial Services – Depository Lending.”

We generate revenue primarily through interest earned.

For term loans, we recognize interest income. We also generate revenue through interest and dividends on investments and realized and unrealized gains on investments, which is all included in other income (expense) in the statement of operations.

Cash and cash equivalents

Cash and cash equivalents include checking, savings, unrestricted deposits with investment-grade financial institutions, institutional money market funds, certificates of deposit and other short-term interest-bearing products. We consider all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Investments

At inception the Company adopted ASU 2016-01 “Financial Instruments – Overall” which requires unrealized gains and losses from marketable equity securities to be recognized in operations.

Investments consist of various debt and equity investments. Management determines the appropriate classification of the securities at the time they are acquired and evaluates the appropriateness of such classifications at each balance sheet date. Investments in equity securities with a readily determinable fair value, not accounted for under the equity method, are recorded at that value with unrealized gains and losses included in earnings. For equity securities without a readily determinable fair value, the investment is recorded at cost, less any impairment, plus or minus adjustments related to observable transactions for the same or similar securities, with unrealized gains and losses included in earnings. Equity securities where the fair market value or net asset value are not available are carried at cost, subject to impairment valuation. The Company classifies certain of its debt investments as available-for-sale pursuant to ASC 320, Investments – Debt and Equity Securities. Debt securities are classified as held to maturity, at unamortized cost on the consolidated balance sheet if (i) the Company has the intent and ability to hold the investments for a period of at least 1 year and (ii) the contractual maturity date of the investments is greater than 1 year. Debt securities available for sale are carried at fair value or amortized cost and unrealized gains or losses are recorded as other comprehensive income or loss in equity. Debt securities held to maturity are carried at amortized cost and unamortized gains and losses are not recognized. Realized gains and losses are included in other income or expense in the consolidated statement of operations and comprehensive (loss) income on a specific-identification basis.

8

As a result of the amendments in ASU 2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, the impairment model is no longer based on an impairment being other-than-temporary. We regularly review investment securities for impairment. For debt securities, if we do not intend to sell the security or it is not more likely than not that we will be required to sell the security before recovery of our amortized cost, we evaluate qualitative criteria, such as the financial health of and specific prospects for the issuer, to determine whether we do not expect to recover the amortized cost basis of the security.

Loans Receivable Held for Investment

When we originate a term loan, the borrower grants us a security interest in its assets which we may perfect by publicly filing a financing statement. Loans held for investment are carried at amortized cost, reduced by a valuation allowance for loan losses estimated as of the consolidated balance sheet dates.

Accrued Interest Receivable

In accordance with ASC 360-20-30-5A, the Company includes, in the reserves for loans receivable an amount attributed to accrued interest receivable.

In accordance with ASC 360-20-35-8A, the Company has an accounting policy election, at the class of financing receivable, to write off accrued interest receivables by recognizing credit loss expense.

Allowance for Credit Losses

Customer accounts receivable are stated at the amount management expects to collect on balances. The Company accounts for credit losses in accordance with ASC Topic 326, Financial Instruments – Credit Losses (“ASC Topic 326”). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss (“CECL”) methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. The Company has the ability to determine there are no expected credit losses in certain circumstances. We evaluate the creditworthiness of our portfolio on an individual loan basis and on a portfolio basis. The allowance is subjective as it requires material estimates, including such factors as historical trends, known and inherent risks in the loan portfolio, adverse situations that may affect borrowers’ ability to repay and current economic conditions. Other qualitative factors considered may include items such as uncertainties in forecasting and modeling techniques, changes in portfolio composition, business conditions and emerging trends. Recovery of the carrying value of loans is dependent to a great extent on conditions that may be beyond our control. Any combination of the aforementioned factors may adversely affect our loan portfolio resulting in increased delinquencies and loan losses and could require additional provisions for loan losses, which could impact future periods.

Past Due and Non-Accrual Loans Receivable

Loans receivable are considered past due when a borrower hasn’t made a principal or interest payment for 90 days. The Company considers a loan to be non-performing and put on non-accrual status when management believes collectability is not probable.

Management predicts probability of collectability through qualitative and quantitative criteria, including whether the loan is in past due status, borrower financial condition including net collateral to loan balance, personal or corporate validity or other guarantees, our experience with the borrower, quality of borrower internal credit review system, quality of borrower management, and external operating environment.

When a loan is placed on non-accrual status, we cease accruing interest and a reserve on interest receivable is established.

Item 2. Other Information.

None.

9

Item 3. Financial Statements.

WORTHY PEER CAPITAL II, INC. AND SUBSIDIARY

F-1

WORTHY PEER CAPITAL II, INC. AND SUBSIDIARY

Consolidated Balance Sheets

	September 30, 2024	March 31, 2024
ASSETS

Assets
Cash and cash equivalents	$529,174	$709,175
Due from affiliates	75,011	75,175
Loans receivable held for investment, net of $1,358,755 and $1,329,016 allowance, respectively	-	65,075
Interest receivable, net of $193,830 and $190,278 allowance, respectively	-	6,794
TOTAL ASSETS	$604,185	$856,219

LIABILITIES AND SHAREHOLDER’S DEFICIT

Liabilities
Bond liabilities	$4,958,615	$4,961,728
Accrued interest	1,718,338	1,535,492
Accounts payable	568	2,233
Accrued expenses	-	27,409
Total Liabilities	6,677,521	6,526,862

Commitments and contingencies (note 8)

Shareholder’s Deficit
Common Stock, par value $0.001, and 100 shares authorized, and 100 shares issued and outstanding	-	-
Additional paid-in capital	110,000	110,000
Accumulated deficit	(6,183,337)	(5,780,643)
Total Shareholder’s Deficit	(6,073,337)	(5,670,643)

TOTAL LIABILITIES AND SHAREHOLDER’S DEFICIT	$604,185	$856,219

The accompanying notes are an integral part of the consolidated financial statements.

These consolidated financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them

F-2

WORTHY PEER CAPITAL II, INC. AND SUBSIDIARY

Consolidated Statements of Operations and Comprehensive (Loss) Income

	For the Six Months Ended September 30, 2024	For the Six Months Ended September 30, 2023
Operating Revenue
Interest on loans receivable	$-	$99,154
Total operating revenue	-	99,154

Cost of Revenue
Provision for loan losses	33,291	36,996
Interest expense on bonds	182,844	290,553
Total cost of revenue	216,135	327,549

Gross profit (loss)	(216,135)	(228,395)

Operating expenses
General and administrative	74,178	131,469
Compensation and related costs	112,381	175,277
Sales and marketing	-	331
Total operating expenses	186,559	307,077

Other Income (Expense)
Interest and dividends on investments	-	20,347
Realized gains (losses) on investments, net	-	(9,177)
Unrealized gains (losses) on investments, net of gains	-	(71,214)
Total other income (expenses)	-	(60,044)

Loss Before Income Taxes	(402,694)	(595,516)

Net Loss	$(402,694)	$(595,516)

Other comprehensive income:
Unrealized gains (loss) on available for sale debt securities	-	26,132
Comprehensive loss	$(402,694)	$(569,384)

Net loss per common share	$(4,026.94)	$(5,955.16)
Weighted average number of shares outstanding	100	100

The accompanying notes are an integral part of the consolidated financial statements.

These consolidated financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them

F-3

WORTHY PEER CAPITAL II, INC. AND SUBSIDIARY

Consolidated Statements of Changes in Shareholder’s Deficit

For the Year Ended March 31, 2024 and Six Months ended September 30, 2024

	Common Shares	Common Stock, Par	Additional Paid in Capital	Accumulated Other Comprehensive Income (loss)	Accumulated Deficit	Total

Balance at March 31, 2023	100	$-	$110,000	$(26,132)	$(4,907,355)	$(4,823,487)

Unrealized gains on available for sale debt securities	-	-	-	26,132	-	26,132

Net loss	-	-	-	-	(873,288)	(873,288)

Balance at March 31, 2024	100	$-	$110,000	$-	$(5,780,643)	$(5,670,643)

Unrealized gains on available for sale debt securities	-	-	-	-	-	-

Net loss	-	-	-	-	(402,694)	(402,694)

Balance at September 30, 2024	100	$-	$110,000	$-	$(6,183,337)	$(6,073,337)

The accompanying notes are an integral part of the consolidated financial statements.

These consolidated financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them

F-4

WORTHY PEER CAPITAL II, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

	For the Six Months Ended September 30, 2024	For the Six Months Ended September 30, 2023

Cash flows from operating activities:
Net loss	$(402,694)	$(595,516)
Adjustments to reconcile net loss to net cash (used in) operating activities:
Provision for loan losses	33,291	36,996
Unrealized (gains) losses on investments, net of gains	-	71,214
Changes in working capital items:
Interest receivable	3,241	(10,525)
Accrued interest	182,846	(537,579)
Accrued expenses	(27,408)	(6,178)
Accounts payable	(1,665)	(18,543)

Net cash used in operating activities	(212,389)	(1,060,131)

Cash flows from investing activities:
Purchase of investments	-	(36,640)
Sale of investments	-	1,849,145
Principal paydowns of mortgage loans held for investment	-	900,000
Principal paydowns of loans receivable held for investment	74,978	3,704,186
Purchase of loans receivable held for investment	(39,641)	(17,950)

Net cash provided by investing activities	35,337	6,398,740

Cash flows from financing activities:
Redemption of bonds	(3,113)	(8,615,138)
Payments to affiliate	164	(30,319)

Net cash used in financing activities	(2,949)	(8,645,457)

Net change in cash	(180,001)	(3,306,847)

Cash at beginning of period	709,175	4,960,817

Cash at end of period	$529,174	$1,653,971

Supplemental Disclosures of Cash Flow Information:

Cash paid for interest	$-	828,132
Cash paid for taxes	$-	$-

Supplemental Non-Cash Investing and Financing Information

Unrealized gains on available for sale debt securities	$-	26,132

The accompanying notes are an integral part of the consolidated financial statements.

These consolidated financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them

F-5

WORTHY PEER CAPITAL II, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Six months ended September 30, 2024

NOTE 1. ORGANIZATION AND NATURE OF OPERATIONS

Worthy Peer Capital II, Inc., a Delaware corporation, (the “Company,” “WPC”, “we,” or “us”) was founded in October of 2019. Also, in October 2019, the Company organized Worthy Lending II, LLC, a Delaware limited liability company, as a wholly owned subsidiary. Through our wholly owned subsidiary Worthy Lending II, LLC (“WL II”), we made primarily secured loans, typically to small business borrowers. We sold Worthy Bonds in $10.00 increments, until the maximum number of SEC qualified bonds were sold out, directly through our Worthy Peer Capital II website via computer or the Worthy App., to fund our loans to small business borrowers.

We are a wholly owned subsidiary of Worthy Financial, Inc. (“WFI”, or “Worthy Financial”) which owns a mobile app (the “Worthy App”) that allows its users to round up their debit card and checking account linked credit card purchases and other checking account transactions and thereafter use the “round up” dollars in increments of $10.00 to purchase Worthy Bonds. The “users” may also use additional funds to purchase Worthy Bonds. WFI also owns the technology on the website. This technology is defined as the “Worthy Technology Platform.”

The Company’s year-end is March 31st.

NOTE 2. GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern The Company generated net losses and had cash used in operations of approximately $403,000 and $212,000, respectively, for the six months ended September 30, 2024. At September 30, 2024, we had a shareholder’s deficit and accumulated deficit of approximately $6,073,000 and $6,183,000, respectively, and total liabilities exceeded total assets by approximately $6,073,000. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the issuance date of this report. During Fiscal Year 2024, the Company continues to incur losses.

In response to the losses incurred the Company continues to constantly evaluate and monitor its cash needs and existing cash burn rate, in order to make adjustments to its operating expenses. Cash on hand was approximately $529,000 at September 30, 2024.

On July 26, 2023, Worthy Peer Capital II, Inc. advised all bondholders that due to a number of domestic and global economic factors, some of its loans to small businesses, including loans to manufacturers, wholesalers, and retailers secured by inventory, accounts receivable and/or equipment and purchase order financing, have defaulted in their payment obligations. The foregoing defaults in small business loans has caused current illiquidity of Worthy Peer Capital II, Inc.’s overall loan portfolio. As a result, Worthy Peer Capital II, Inc. temporarily delayed the redemption of outstanding bonds while continuing to accrue interest at 5.5% (5.75% effective August 2023 and 7% effective November 2023). $4,958,615 of Worthy Peer Capital II Bonds at September 30, 2024 are subject to the suspension of redemptions. Prior to the suspension in redemptions Worthy Peer Capital II, Inc. had redeemed $43,984,983 of Worthy Peer Capital II Bonds. As of September 30, 2024, Worthy Peer Capital II has redeemed $45,041,005 of Worthy Peer Capital II Bonds. Worthy Peer Capital II, Inc. continues to pursue outstanding loan collections and will redeem outstanding bonds with accrued interest as loan collections and other asset liquidation permits and will do so automatically in the order of bond maturity and redemption requests. To the extent that Worthy Peer Capital II, Inc.’s asset liquidity does not provide sufficient funds for full bond redemption, it is the intention of WFI, the parent company of Worthy Peer Capital II, Inc., to provide capital contributions to Worthy Peer Capital II, Inc., for redemption of outstanding bonds from a pending transaction.

No assurances can be given that the Company will achieve success, without seeking additional financing. There also can be no assurances that any additional financing if required, can be obtained, or obtained on reasonable terms acceptable to the Company. These consolidated financial statements do not include adjustments related to the recoverability and classifications of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the operations of the Company and its wholly owned subsidiary, Worthy Lending II, LLC.

All significant intercompany accounts and transactions have been eliminated in consolidation.

F-6

WORTHY PEER CAPITAL II, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Six months ended September 30, 2024

Use of estimates

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“US-GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates. Estimates which are particularly significant to the consolidated financial statements include, but are not limited to, assessing the collectability of loans and interest receivable, due to/from affiliate, valuation of investments held, the estimate of our internal labor-based loan origination costs and estimates of the valuation allowance on deferred tax assets.

Cash and cash equivalents

Cash and cash equivalents include checking, savings, unrestricted deposits with investment-grade financial institutions, institutional money market funds, certificates of deposit and other short-term interest-bearing products.

We consider all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Loans Receivable Held for Investment

Loans held for investment consist of term loans that provide for monthly or weekly interest payments. We have both the ability and intent to hold these loans to maturity. When we originate a term loan, the borrower grants us a security interest in its assets which we may perfect by publicly filing a financing statement. Loans held for investment are carried at amortized cost, reduced by a valuation allowance for loan losses estimated as of the consolidated balance sheet dates.

F-7

WORTHY PEER CAPITAL II, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Six months ended September 30, 2024

Accrued Interest Receivable

In accordance with ASC 326-20-30-5A, the Company includes, in the allowance for loan losses an amount attributed to accrued interest receivable.

In accordance with ASC 326-20-35-8A, the Company has an accounting policy election, at the class of financing receivable, to write off accrued interest receivables by recognizing credit loss expense.

Allowance for Credit Losses

Customer accounts receivable are stated at the amount management expects to collect on balances. The Company accounts for credit losses in accordance with ASC Topic 326, Financial Instruments – Credit Losses (“ASC Topic 326”). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss (“CECL”) methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. The Company has the ability to determine there are no expected credit losses in certain circumstances. We evaluate the creditworthiness of our portfolio on an individual loan basis and on a portfolio basis. The allowance is subjective as it requires material estimates, including such factors as historical trends, known and inherent risks in the loan portfolio, adverse situations that may affect borrowers’ ability to repay and current economic conditions. Other qualitative factors considered may include items such as uncertainties in forecasting and modeling techniques, changes in portfolio composition, business conditions and emerging trends. Recovery of the carrying value of loans is dependent to a great extent on conditions that may be beyond our control. Any combination of the aforementioned factors may adversely affect our loan portfolio resulting in increased delinquencies and loan losses and could require additional provisions for loan losses, which could impact future periods.

Past Due and Non-Accrual Loans Receivable

Loans receivable are considered past due when a borrower hasn’t made a principal or interest payment for 90 days. The Company considers a loan to be non-performing and put on non-accrual status when management believes collectability is not probable. Management predicts probability of collectability through qualitative and quantitative criteria, including whether the loan is in past due status, borrower financial condition including net collateral to loan balance, personal or corporate validity or other guarantees, our experience with the borrower, quality of borrower internal credit review system, quality of borrower management, and external operating environment. When a loan is placed on non-accrual status, we cease accruing interest and a reserve on interest receivable is established.

F-8

WORTHY PEER CAPITAL II, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Six months ended September 30, 2024

Revenue Recognition

We recognize revenue in accordance with the guidance in FASB ASC 942, Financial Services – Depository Lending.

We generate revenue primarily through loan interest earned. We also generate revenue through interest and dividends on investments and realized and unrealized gains on investments, which is all included in other income (expense) in the consolidated statement of operations.

Allocation of expenses incurred by affiliates on behalf of the Company

During 2024 and 2023, costs incurred by our affiliate Worthy Management, Inc. (WM) have been allocated to the Company for the purposes of preparing the consolidated financial statements based on a specific identification basis or, when specific identification is not practicable, a proportional cost allocation method which allocates expenses based upon the percentage of employee time expended on the Company’s business as compared to total employee time. The proportional use basis was adopted to allocate shared costs is in accordance with the guidance of SEC Staff Accounting Bulletin (“SAB”) Topic 1B, Allocation of Expenses and Related Disclosure in Financial Statements of Subsidiaries, Divisions or Lesser Business Components of Another Entity. Management has determined that the method of allocating costs to the Company is reasonable.

Management believes that the consolidated statements of operations and comprehensive (loss) include a reasonable allocation of costs and expenses incurred by the Company. However, such amounts may not be indicative of the actual level of costs and expenses that would have been incurred by the Company if it had operated as an independent company or of the costs and expenses expected to be incurred in the future.

F-9

WORTHY PEER CAPITAL II, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Six months ended September 30, 2024

Basic Income (Loss) Per Share

Basic income (loss) per share is calculated by dividing the Company’s net loss by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by dividing the Company’s net income (loss) available to common shareholders by the diluted weighted average number of shares outstanding during the period. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. The Company does not have any potentially dilutive debt or equity at September 30, 2024 and March 31, 2024.

NOTE 4. RECENTLY ISSUED ACCOUNTING STANDARDS

Accounting standards promulgated by the FASB are subject to change. Changes in such standards may have an impact on the Company’s future financial statements.

The Company periodically reviews new accounting standards that are issued. Although some of these accounting standards may be applicable to the Company, the Company has not identified any other new standards that it believes merit further discussion, and the Company expects that none would have a significant impact on its consolidated financial statements.

NOTE 6. LOANS RECEIVABLE AND MORTGAGE LOANS HELD FOR INVESTMENT

Loans Receivable

The Company, through its wholly owned subsidiary WL II, loaned funds to borrowers under loan agreements, with small business borrowers based in the United States. The loans provide for interest at varying rates ranging from approximately 12% to 18% per year. The term of the loans generally range from six months to two years, with no prepayment penalty and generally pay interest only until maturity. The loans are secured by the assets of the borrowers. These loans were funded by our bond sales.

F-10

WORTHY PEER CAPITAL II, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Six months ended September 30, 2024

A summary of the Company’s loan portfolio as of September 30, 2024, disaggregated by class of financing receivable, are as follows:

Loans to U.S Wholesalers, Retailers and Manufacturers - secured by Inventory and Equipment

Outstanding at September 30, 2024

Loans, net of loan Origination Fees and Cost	$1,358,755

Allowance for loan losses	$(1,358,755)

Total Loans, net	$-

A summary of the Company’s loan portfolio as of March 31, 2024, disaggregated by class of financing receivable, are as follows:

Loans to U.S Wholesalers, Retailers and Manufacturers - secured by Inventory and Equipment

Outstanding at September 30, 2024

Loans, net of loan Origination Fees and Cost	$1,394,091

Allowance for loan losses	$(1,329,016)

Total Loans, net	$65,075

As of September 30, 2024, and March 31, 2024, all of our loans are individually evaluated for impairment purposes when calculating the allowances for loan losses. As of September 30, 2024, and March 31, 2024, the recorded investment in financing receivables used to individually evaluate for impairment was $1,358,755 and $1,394,091, respectively.

	Balance at March 31, 2024	Write-off	Provision for loan loss	Balance at September 30, 2024

Loan Receivable Allowance	$1,329,016	$-	$29,739	$1,358,755

Interest Receivable Allowance	$190,278	$-	$3,552	$193,830

Total	$1,519,294	$-	$33,291	$1,552,585

F-11

WORTHY PEER CAPITAL II, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Six months ended September 30, 2024

At September 30, 2024, the Company had 3 loans receivable past due and on non-accrual status, which were past due by more than 90 days. These loans have a principal balance of $1,358,755 and accrued interest receivable balance of $193,830 at September 30, 2024. We received and recorded $0 of interest income on these loans during the six months ended September 30, 2024. These loans were fully reserved for loan principal and interest receivable.

At March 31, 2024, the Company had 3 loans receivable past due and on non-accrual status, which were past due by more than 90 days. The loans have a principal balance of $1,353,681 and accrued interest receivable balance of $193,830 at March 31, 2024. We received $0 of interest income and recorded approximately $15,000 of interest income on these loans during the year ended March 31, 2024. The reserve for loan loss on these loans is $1,329,016 and $190,279 for the accrued interest receivable at March 31, 2024.

As of September 30, 2024, future annual maturities of gross loans receivable held for investment and mortgage loans held for investment consists of the following:

Period Ended September 30,	Amount
2025	$1,358,755
$1,358,755

As of September 30, 2024, there were 3 loans with a total balance of $1,358,755 which were only required to pay interest until maturity when the principal is due.

The following is an aging analysis of past due loans receivable at March 31, 2024:

	0 to 30 Days	31 to 60 Days	61 to 90 Days	Greater than 90 Days	Total	Loan Loss Allowance	Unearned Income

Loans to U.S wholesalers, retailers and manufacturers secured by inventory and equipment	$-	$-	$-	$1,358,755	$1,358,755	$1,358,755	$-

Total	$-	$-	$-	$1,358,755	$1,358,755	$1,358,755	$-

As of March 31, 2024, there were 4 loans with a total balance of $1,394,091 which were only required to pay interest until maturity when the principal is due.

The following is an aging analysis of past due loans receivable at March 31, 2024:

	0 to 30 Days	31 to 60 Days	61 to 90 Days	Greater than 90 Days	Total	Loan Loss Allowance	Unearned Income

Loans to U.S wholesalers, retailers and manufacturers secured by inventory and equipment	$-	$-	$-	$1,394,091	$1,394,091	$1,329,016	$-

Total	$-	$-	$-	$1,394,091	$1,394,091	$1,329,016	$-

F-12

WORTHY PEER CAPITAL II, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Six months ended September 30, 2024

NOTE 7. BOND LIABILITIES

On March 17, 2020, our Regulation A+ Offering Statement was declared Qualified by the Securities and Exchange Commission allowing for the sale by the Company, within 12 months of up to $50,000,000 of $10.00, Three Year, 5% Bonds.

Following the qualification by the SEC of our offering statement (the “Offering Statement”) on Form 1-A in March of 2020, we began offering our worthy bonds (the “Worthy Bonds”) in a Regulation A exempt offering (the “Offering”) of $50 million aggregate principal amount (“Maximum Offering Amount”). On October 1, 2020, we completed the Offering. From March 17, 2020, through October 1, 2020, we sold approximately $50 million aggregate principal amount of Worthy Bonds to 17,823 investors in the Offering.

During the six months ended September 30, 2024, and the year ended March 31, 2024, the Company sold and redeemed Worthy Bonds, noted in the table below. The Bonds have a three-year term, redeemable on demand, accrue interest at 7%, subject to a put by the holder (a discount of 1% may be charged but only if exercised during the first year and chargeable only against accrued interest), and the Company may redeem the bonds at any time. The Company has up to 30 days to make payment on any redemption of $50,000 or greater. The Company has approximately $1,718,000 and $1,535,000 of accrued interest related to these outstanding bonds at September 30, 2024 and March 31, 2024, respectively. During the six months ended September 30, 2024, and year ended March 31, 2024, bonds were redeemed, as noted in the table below. The Bond liabilities balance at September 30, 2024 and March 31, 2024 was $4,958,615 and $4,961,728, respectively.

A summary of the Company’s bond liabilities activity for the six months ended September 30, 2024, and the year ended March 31, 2024, are as follows:

Worthy Peer Capital II

Outstanding at March 31, 2024	$4,961,728

Bond issuances (cash and non-cash)	$-
Bond redemptions	$(3,113)

Outstanding at September 30, 2024	$4,958,615
Interest expense on bonds	$182,844

Worthy Peer Capital II

Outstanding at March 31, 2023	$14,408,609

Bond issuances (cash and non-cash)	$-
Bond redemptions	$(9,446,881)

Outstanding at March 31, 2024	$4,961,728
Interest expense on bonds	$290,553

As of September 30, 2024, all of the $4,958,615 outstanding bonds have maturity dates in fiscal year 2024. As of March 31, 2024, all of the $4,961,728 outstanding bonds have maturity dates in fiscal year 2024.

F-13

WORTHY PEER CAPITAL II, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Six months ended September 30, 2024

NOTE 8. COMMITMENTS AND CONTINGENCIES

Legal contingencies

From time to time, we may become party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of our business. We are not currently a party, as plaintiff or defendant, nor are we aware of any threatened or pending legal proceedings, that we believe to be material or which, individually or in the aggregate, would be expected to have a material effect on our business, financial condition or results of operations if determined adversely to us.

On January 11, 2021, WFI received a subpoena from the SEC in connection with Peerbackers Advisory, LLC (“Peerbackers”), a company that was wholly owned by WFI that was previously registered with the SEC as an investment adviser and did not conduct any business, requesting certain information from Peerbackers, WFI and its operating subsidiaries. Peerbackers did not conduct any business, withdrew its SEC registration in July 2020 and was dissolved on January 16, 2021. WFI is fully cooperating with the SEC’s request.

Regulatory

The sale of the Worthy Bonds is subject to federal securities law and the Bonds are Qualified under Regulation A+. The distribution of the Worthy Bonds is also subject to regulations of several states and the Company is registered as an Issuer Dealer in the State of Florida. The loans made by the Company may be subject to state usury laws.

NOTE 9. EQUITY

The Company has authorized 100 shares of common stock.

On October 28, 2019, the Company was founded with the issuance of 100 shares of our $0.001 per share par value common stock for $5,000 paid by WFI. WFI contributed a total of $105,000 as additional paid-in capital. WFI is the sole shareholder of the Company’s common stock.

F-14

WORTHY PEER CAPITAL II, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Six months ended September 30, 2024

NOTE 10. RELATED PARTIES

The Company has received capital contributions from its parent company, see note 9.

In March of 2020, the Company entered into a loan receivable agreement with a small business of which our former Chief Financial Officer, who resigned as of January 28, 2022, is a minority shareholder and a secured guarantor. The loan commitment is up to $550,000, as of September 30, 2024 and March 31, 2024, the loan balance is $246,650 and $246,650, respectively. The loan receivable paid interest at 18% per annum and has a 3-year term. The loan was amended in January of 2021. The loan agreement was amended to say Borrower shall pay to Lender interest at a rate per month equal to 1.25% per month from January 1, 2021 to March 31, 2021 and at a rate equal to 1.0% per month thereafter. The Company also received a 17.5% equity interest in the small business as a condition of the loan commitment. This was accounted for as a cost method investment with a zero cost basis. In October of 2020, the Company sold its 17.5% equity interest back to this small business borrower in consideration of payment of $25,000 and the agreement of the borrower to pay to Worthy Lending II, LLC and amount equal to 5% of the net available cash flow of the borrower on or about the first day of each calendar quarter based on the net available cash flow for the prior quarter. This net available cash flow participation is limited to the 5 year period from October 30, 2020 through October 29, 2025. The $25,000 is reflected as a gain on sale of cost method investment in other income (expense) on the consolidated statement of operations and comprehensive (loss) income for the year ended March 31, 2021. This loan is in default and this borrower is no longer in business, but a payment of $250,000 was received by the Company from a guarantor in January 2024.

On April 1, 2020, we entered into a verbal agreement with WFI to pay a license fee to WFI in the amount of $10 per active user per year. There were no other terms to such verbal agreement. On September 30, 2021, the Company entered into a written agreement with WFI to pay a license fee to WFI in the amount of $4 per registered user per year. This written agreement replaced the verbal agreement. For the six months ended September 30, 2024, and year ended March 31, 2024, the Company paid WFI approximately $0 and $106,000, respectively, pursuant to these agreements, which is included in general and administrative expenses on the consolidated statement of operations and comprehensive (loss) income.

On March 5, 2020, we entered into an Amended and Restated Management Services Agreement (the “Management Services Agreement”) with Worthy Management (“WM”), an affiliate, which is deemed operative beginning on January 1, 2020. Worthy Management was established in October 2019 as part of the internal reorganization of the operations of our parent, WFI. Prior to this operational restructure, our executive officers and other administrative personnel were employed by either WFI or by our sister company Worthy Peer. As a result, once the operational restructure was complete effective January 1, 2020, our executive officers and the other personnel which provide services to us are all employed by Worthy Management. These personnel also provide services to WFI, Worthy Peer Capital, Inc. and Worthy Community Bonds, Inc., including their subsidiaries.

The initial term of the Management Services Agreement will continue until December 31, 2024, and will automatically renew for successive one-year terms. The Management Services Agreement can be terminated at any time upon 30 days’ prior written notice from one party to the other.

WM provides certain management services and personnel pursuant to the terms of the agreement. WM passes through the expenses paid without charging any additional amounts. During the six months ended September 30, 2024, and 2023, the Company recorded approximately $142,000 and $220,000, respectively of expenses that were passed through from WM, which are included in general and administrative expenses and compensation and related expenses in the consolidated statement of operations and comprehensive (loss) income.

As of September 30, 2024, the Company is owed $75,011 from WM to be used for future pass-through expenses, which amount is included in due from affiliates on the consolidated balance sheet. As of September 30, 2023, the Company was owed $77,915 from WM to be used for future pass-through expenses, which amount was included in due from affiliates on the consolidated balance sheet.

F-15

WORTHY PEER CAPITAL II, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Six months ended September 30, 2024

NOTE 11. CONCENTRATIONS

The gross loans receivable balance, before the loan loss reserve, at September 30, 2024, of $1,358,755 is due from 3 small business borrowers, 1 borrower constituting approximately 53% of the total balance.

The gross loans receivable balance, before the loan loss reserve, at March 31, 2024, of $1,394,091 is due from 4 small business borrowers, 1 borrower constituting approximately 49% of the total balance, 1 borrower constituting approximately 31% of the total balance, and 1 borrower constituting approximately 18% of the total balance.

Concentration of Credit Risk - The Company is subject to potential concentrations of credit risk in its cash and investments accounts. Noninterest-bearing deposits in financial institutions insured by the Federal Deposit Insurance Corporation (FDIC) were insured up to a maximum of $250,000 at September 30, 2024 and March 31, 2024. Investments at other financial institutions were insured by the Securities Investor Protection Corporation (SIPC) up to $500,000, which includes a $250,000 limit for cash. At September 30, 2024 and March 31, 2024, the aggregate balances were in excess of the insurance and therefore pose some risk since they are not collateralized. The Company has historically not experienced any losses on its cash and investments in relation to FDIC and SIPC insurance limits.

NOTE 12. SUBSEQUENT EVENTS

The Company has evaluated these consolidated financial statements for subsequent events through the date these consolidated financial statements were available to be issued, Management is not aware of any events that have occurred subsequent to the consolidated balance sheet date that would require adjustment to, or disclosure in the consolidated financial statements.

F-16

Item 4. Exhibits.

Exhibit No.	Exhibit Description
2.1	Articles of Incorporation. (Incorporated by reference to Exhibit 2.1 of Amendment No. 1 to the Company’s Form 1-A filed with the Securities and Exchange Commission on March 9, 2020).
2.2	Bylaws. (Incorporated by reference to Exhibit 2.2 of Amendment No. 1 to the Company’s Form 1-A filed with the Securities and Exchange Commission on March 9, 2020).
3.1	Form of Worthy II Bond. (Incorporated by reference to Exhibit 3.1 of Amendment No. 1 to the Company’s Form 1-A filed with the Securities and Exchange Commission on March 9, 2020).
4.1	Form of Worthy II Bond Investor Agreement. (Incorporated by reference to Exhibit 4.1 of Amendment No. 2 to the Company’s Form 1-A filed with the Securities and Exchange Commission on March 12, 2020).
4.2	Form of Worthy II Bond Auto-Invest Program information. (Incorporated by reference to Exhibit 4.2 of Amendment No. 2 to the Company’s Form 1-A filed with the Securities and Exchange Commission on March 12, 2020).
6.1	Amended and Restated Management Services Agreement dated March 5, 2020, by and between Worthy Management, Inc. and Worthy Peer Capital II, Inc. (Incorporated by reference to Exhibit 6.1 of Amendment No. 1 to the Company’s Form 1-A filed with the Securities and Exchange Commission on March 9, 2020).

10

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Dated: November 22, 2024	Worthy Peer Capital II, Inc.

	By:	/s/ Sally Outlaw
Sally Outlaw
Chief Executive Officer, principal executive officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Dated: November 22, 2024	/s/ Sally Outlaw
Sally Outlaw
Director, Chief Executive Officer, principal executive officer

Dated: November 22, 2024	/s/ Alan Jacobs
Alan Jacobs
Director, Executive Vice President, Chief Operating Officer and principal financial and accounting officer

11